UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

West Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

952355105

(CUSIP Number)

Gary L. West

Mary E. West

c/o West Partners

5796 Armada Dr., Suite 300

Carlsbad, CA 92008

With a copy to:

James Creigh

Kutak Rock LLP

1650 Farnam Street

Omaha, NE 68102

(402) 346-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 952355105

1	NAME OF REPORTING PERSONS Gary L. West
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,342,535
	8	SHARED VOTING POWER 109,474
	9	SOLE DISPOSITIVE POWER 8,342,535
	10	SHARED DISPOSITIVE POWER 109,474
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,452,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 952355105

1	NAME OF REPORTING PERSONS Mary E. West
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,231,461
	8	SHARED VOTING POWER 109,474
	9	SOLE DISPOSITIVE POWER 8,231,461
	10	SHARED DISPOSITIVE POWER 109,474
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,340,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock (the “Common Stock”) of West Corporation, a Delaware corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Company is 11808 Miracle Hills Drive, Omaha, NE 68154.

Item 2.	Identity and Background

(a)	This statement is being filed by Gary L. West and Mary E. West (the “Wests”).

(b)	The business address of the Wests is c/o West Partners, 5796 Armada Drive, suite 300, Carlsbad CA 92008.

(c)	Each of the Wests is a private investor.

(d)	Neither of the Wests has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Neither of the Wests has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Wests was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Each of the Wests is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

On May 9, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Olympus Merger Sub, Inc. (“Buyer”), a Delaware corporation and a wholly-owned subsidiary of Mount Olympus Holdings, Inc. (“Parent”), pursuant to which Buyer will merge with and into the Company, with the Company being the surviving corporation (the “Merger”) as a wholly-owned subsidiary of Parent.

At the effective time and as a result of the Merger, each share of the Company Common Stock (other than shares owned by the Company or Parent) will be converted into the right to receive $23.50 per share in cash without interest. The summary of the terms of the Merger Agreement contained in this Item 4 is qualified in its entirety by reference to the Merger Agreement, which will be filed by the Company as an exhibit to its Current Report on Form 8-K relating to the announcement of the Merger.

In connection with the Merger Agreement, at the specific request of Buyer, and as a condition to the willingness of Parent and Buyer to enter into the Merger Agreement, each of the Wests entered into a Voting Agreement with Buyer (the “Voting Agreement”). Pursuant to the Voting Agreement, the Wests have agreed that during the time the Voting Agreement is in effect, at any meeting of the stockholders of the Company, including any adjournment or postponement thereof, to vote all shares of Common Stock entitled to be voted thereat or to cause any such shares to be voted: (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger (including in favor of the Company Stockholder Approval (as defined in the Merger Agreement), (ii) in favor of any proposal to adjourn or postpone such meeting of the Stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement and (iii) against: (A) any action or proposal in favor of a Competing Proposal (without regard to the terms of such Competing Proposal), and (B) any action, proposal, transaction or agreement that would prevent or materially delay, or would reasonably be expected to prevent or materially delay, the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

The Voting Agreement and the Wests’ voting obligations thereunder will terminate upon the earlier of (i) the mutual written agreement of the Parties; (ii) the consummation of the Merger; (iii) the entry without the prior written consent of the stockholders who are parties to the Voting Agreement (the ”Covered Stockholders”) into any amendment, modification or waiver of any provision of the Merger Agreement (A) that reduces the amount, or modifies the form, of the Merger Consideration payable to any of the stockholders of the Company (other than adjustments in accordance with the terms of the Merger Agreement), (B) that amends or modifies any of the closing conditions in a manner that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger, or (C) that is in any way material and adverse, or adverse from a financial standpoint, to any of the Covered Stockholders; (iv) the termination of the Merger Agreement pursuant to and in compliance with the terms therein; (v) the Company Board making a Change of Company Recommendation (as defined in the Merger Agreement) in accordance with the Merger Agreement in response to a Competing Proposal (as defined in the Merger Agreement); and (vi) the Company Board making a Change of Company Recommendation in accordance with the Merger Agreement in response to an Intervening Event as defined in the Merger Agreement).

Further, the Wests have agreed during the time the Voting Agreement is in effect, not to, directly or indirectly, (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of their shares of Company Common Stock (any such action, a “Transfer”), (ii) grant any other proxies or powers of attorney with respect to their shares of Company Common Stock, deposit any such shares into a voting trust or enter into a voting agreement with respect to any such shares, in each case with respect to any vote on the approval and adoption of the Merger Agreement or any other matters set forth in the voting provisions of the Voting Agreement or (iii) commit or agree to take any of the foregoing actions; other than (A) Transfers of their shares to any person who has agreed in writing as is reasonably acceptable to Parent) to be bound by the terms of the Voting Agreement, (B) Transfers of their shares with Parent’s prior written consent and (C) Transfers of their Shares after the receipt of the Company Stockholder Approval.

The Company has entered into an indemnification agreement with each of Gary L. West and Mary E. West in connection with their entry into the Voting Agreements.

The summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Voting Agreement, which is filed herewith as an exhibit and incorporated herein by reference

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this Statement:

Gary West may be deemed the beneficial owner of 8,452,009 Shares, which amount includes: (1) 2,465,432 Shares held by the Gary West CRT1 LLC; (2) 2,080,676 Shares held by the Gary West CRT2 LLC; (3) 1,689,077 Shares held by the Gary West CRT3 LLC; (4) 1,162,681 Shares held by the Gary West CRT4 LLC; (5) 833,594 Shares held by the Gary West CRT5 LLC; (6) 93,750 Shares held by the Institute; (7) 109,474 Shares held by Holdings; and (8) 17,325 Shares held by the Gary West IRA.

Mary West may be deemed the beneficial owner of 8,340,935 Shares, which amount includes: (1) 2,465,434 Shares held by the Mary West CRT1 LLC; (2) 2,080,675 Shares held by the Mary West CRT2 LLC; (3) 1,689,076 Shares held by the Mary West CRT3 LLC; (4) 1,162,681 Shares held by the Mary West CRT4 LLC; (5) 833,595 Shares held by the Mary West CRT5 LLC; and (6) 109,474 Shares held by Holdings.

Gary West may be deemed to be the beneficial owner of approximately 10.0% of the Shares outstanding and Mary West may be deemed to be the beneficial owner of approximately 9.9% of the Shares outstanding. (There were 84,605,446 shares outstanding as of March 31, 2017, according to the Issuer’s Schedule 14A and Proxy Statement filed April 6, 2017.)

In accordance with Rule 13d-4 under the Exchange Act, Gary West expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of any Shares beneficially owned by Mary West, and Mary West expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of any Shares beneficially owned by Gary West. Each Reporting Person does not affirm membership in a “group” (within the meaning of Rule 13d-5 under the Exchange Act) with each other or any other person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an acknowledgement or admission that either of the Reporting Persons is the beneficial owner of any of the Shares beneficially owned by the other Reporting Person or any other person, or is a member of a group with the other Reporting Person or any other person, for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(b)	As of the date of this Statement:

Gary L. West has:
(i) Sole power to vote or direct the vote:	8,342,535
(ii) Shared power to vote or direct the vote:	109,474
(iii) Sole power to dispose or direct the disposition of:	8,342,535
(iv) Shared power to dispose or direct the disposition of:	109,474

Mary E. West has:
(i) Sole power to vote or direct the vote:	8,231,461
(ii) Shared power to vote or direct the vote:	109,474
(iii) Sole power to dispose or direct the disposition of:	8,231,461
(iv) Shared power to dispose or direct the disposition of:	109,474

(c)	There were no transactions effected in the past 60 days in the Company Common Stock by the Wests.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, on May 9, 2017, Gary L. West and Mary E. West each entered into a Voting Agreement.

Item 7.	Material to be Filed as Exhibits

1.	Voting Agreement dated as of May 9, 2017 between Gary L. West and Buyer

2.	Voting Agreement dated as of May 9, 2017 between Mary E. West and Buyer

3.	Joint Filing Agreement dated May 9, 2017 between Gary L. West and Mary E. West

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 2017

/s/ Gary L. West
Gary L. West

/s/ Mary E. West
Mary E. West